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                               December 15, 2022

       Kam Pang Chim
       Chief Financial Officer
       Nature Wood Group Ltd
       Avenida da Amizade no. 1287
       Chong Fok Centro Comercial, 13 E
       Macau S.A.R

                                                        Re: Nature Wood Group
Ltd
                                                            Draft Registration
Statement on Form F-1
                                                            Submitted November
18, 2022
                                                            CIK No. 0001948294

       Dear Kam Pang Chim:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Registration Statement on Form F-1

       Cover Page

   1. Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing
the disclosure throughout the document so that it is clear to investors which entity
the disclosure is referencing and which subsidiaries or entities are conducting the business
operations. Refrain from using terms such as    we    or    our    when
                                                        describing activities
or functions of a subsidiary or other entity. For example, disclose, if true, that your
subsidiaries and/or other entities conduct operations in China, that the other entity is consolidated
for accounting purposes but is not an entity in which you own equity, and that the
holding company does not conduct operations. Disclose clearly the
 Kam Pang Chim
Nature Wood Group Ltd
December 15, 2022
Page 2
         entity (including the domicile) in which investors are purchasing an interest.
2. Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under applicable agreements.
         State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated entities, or to investors, and quantify the amounts where applicable.
Prospectus Summary, page 1

3. We note that your Risk Factors discussion is greater than fifteen pages, and that you have included bulleted lists of certain risk factors under Prospectus Summary. Please revise the bulleted lists so that the Summary of Risk Factors is a clearly marked section that is also a series of concise, bulleted or numbered statements that is no more than two pages summarizing the principal factors that make an investment in the registrant or offering speculative or risky. See Item 105(b) of Regulation S-K.
Risk Factors, page 12

4. We note recent instances of extreme stock price run-ups followed by rapid price declines and stock price volatility seemingly unrelated to company performance following a number of recent initial public offerings, particularly among companies with relatively smaller public floats. Revise to include a separate risk factor addressing the potential for rapid and substantial price volatility and any known factors particular to your offering that may add to this risk and discuss the risks to investors when investing in stock where the price is changing rapidly. Clearly state that such volatility, including any stock-run up, may be unrelated to your actual or expected operating performance and financial condition or prospects, making it difficult for prospective investors to assess the rapidly changing value of your stock.
Use of Proceeds, page 42

5. We note that you intend to use a significant portion of the proceeds from this offering for acquisition of concession rights and forest-related business as well as acquisition of factories in Europe or South America and development of new products. If the proceeds are being used directly or indirectly to acquire assets, other than in the ordinary course of business, briefly describe the assets and their cost. If the assets will be acquired from affiliates of the company or their associates, disclose the persons from whom they will be acquired and how the cost to the company will be determined. If the proceeds may or will be used to finance acquisitions of other businesses, give a brief description of such
FirstName LastNameKam Pang Chim
       businesses and information on the status of the acquisitions. Refer to
Item 3.C of Form 20-
Comapany
       F. NameNature Wood Group Ltd
December 15, 2022 Page 2
FirstName LastName
 Kam Pang Chim
FirstName LastNameKam
Nature Wood  Group Ltd Pang Chim
Comapany15,
December  NameNature
              2022     Wood Group Ltd
December
Page 3    15, 2022 Page 3
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
51

6. We note your disclosure that inflation "significantly raised diesel prices, electricity fees as well as employee base salary, had an impact on [y]our costs of operation." Please update your disclosure to identify actions planned or taken, if any, to mitigate inflationary pressures.
7. Please discuss whether supply chain disruptions materially affect your outlook or business goals. Specify whether these challenges have materially impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted.
Business, page 60

8. We note your disclosure that you have "maintained a good relationship with the suppliers and [have] not experienced any difficulties in obtaining supplies of raw materials." Please disclose whether you have contracts with your suppliers and the material terms of such contracts. Please file any material contract as an exhibit to your registration statement.
Management, page 85

9. We note that you have disclosed executive compensation on an aggregate basis. Please revise disclosure to include executive compensation on an individual basis. Refer to Item
         6.B on Form 20-F.
Significant Related Party Transactions, page F-36

10. We note your disclosure on page F-36 regarding "transactions with related parties."
         Section 402 of the Sarbanes-Oxley Act of 2002 prohibits public companies from extending or maintaining credit in the form of personal loans to or for any director or executive officer. To the extent necessary, revise disclosure to clearly state the nature of any existing arrangements and also disclose the action that will be taken to ensure any applicable arrangements will be extinguished prior to the completion of the initial public offering.
       You may contact Melissa Gilmore at 202-551-3777 or Mindy Hooker at 202-551-3732 if
you have questions regarding comments on the financial statements and related matters. Please contact Eranga Dias at 202-551-8107 or Jay Ingram at 202-551-3397 with any other questions.



                                                                 Sincerely,

                                                                 Division of
Corporation Finance
                                                                 Office of
Manufacturing